Exhibit 99.1

DHT Holdings, Inc. Second Quarter 2025 Results

HAMILTON, BERMUDA, August 6, 2025 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	2024	2023
Shipping revenues	127.9	118.2	130.8	141.1	150.1	567.8	556.1
Adjusted net revenues[1]	92.8	79.3	85.5	92.6	103.7	388.2	390.4
Adjusted EBITDA[2]	69.0	56.4	60.6	70.4	80.0	294.6	302.0
Profit/(loss) after tax	56.0	44.1	54.7	35.2	44.5	181.5	161.4
EPS – basic	0.35	0.27	0.34	0.22	0.27	1.12	0.99
EPS – diluted[3]	0.35	0.27	0.34	0.22	0.27	1.12	0.99
Dividend[4]	0.24	0.15	0.17	0.22	0.27	0.95	0.99
Interest bearing debt	302.8	364.1	409.4	407.6	414.6	409.4	428.7
Cash and cash equivalents	82.7	80.5	78.1	73.8	72.6	78.1	74.7
Net debt	220.1	283.6	331.3	333.8	342.0	331.3	354.0

QUARTERLY HIGHLIGHTS:

●
In the second quarter of 2025, the Company achieved average combined time charter equivalent earnings of $46,300 per day, comprised of $48,700 per day for the Company’s VLCCs operating in the spot market and $42,800 per day for the Company’s VLCCs on time charter.

●
Adjusted EBITDA for the second quarter of 2025 was $69.0 million. Net profit for the quarter was $56.0 million, equating to $0.35 per basic share. After adjusting for the $17.5 million gain on the sale of DHT Lotus, the Company had a net profit for the quarter of $38.6 million, equating to $0.24 per basic share.

●
In April 2025, the Company entered into a seven-year time charter contract for DHT Appaloosa, built 2018, with a global energy company. The time charter contract has a fixed base rate of $41,000 per day plus an index-based profit-sharing structure calculated on the ship’s specifications. All index-based earnings in excess of $41,000 per day will be shared equally between the customer and DHT. The customer has the option to extend for two additional years. DHT Appaloosa was delivered into the time charter contract in May 2025.

●
In April 2025, the Company entered into an agreement to sell DHT Lotus and DHT Peony for a combined price of $103.0 million. Both vessels were built at Bohai Shipbuilding Heavy Industry Co, China, in 2011. The vessels were acquired in 2017 as part of the acquisition of BW Group’s VLCC fleet for an aggregate price of $115.8 million. DHT Lotus was delivered to its new owner on April 29, 2025, and DHT Peony was delivered on July 30, 2025. After repayment of existing debt on the vessels, amounting to $11.4 million in aggregate, the transaction generated net cash proceeds of approximately $89.5 million. The Company recorded a gain of $17.5 million in the second quarter related to DHT Lotus and expects to record a gain of $15.5 million in the third quarter related to DHT Peony.

●
In April 2025, the Company acquired an additional 46.8% ownership of Goodwood Ship Management Pte. Ltd., a privately owned ship management company incorporated under the laws of the Republic of Singapore, for a purchase price of $6.1 million in cash. Following the acquisition, Goodwood Ship Management Pte. Ltd. is 100% owned by DHT Holdings, Inc.

●
In April 2025, the Company entered into a new secured credit agreement with Nordea Bank Abp for a $30 million reducing revolving credit facility for the DHT Jaguar, built 2015, to refinance the outstanding amount under the secured term loan facility with Danish Ship Finance A/S. The credit facility bears interest at a rate equal to SOFR plus a margin of 1.75%, has a final maturity in April 2031, and is otherwise in line with the “DHT style financing”.

●
In May 2025, the Company entered into a one-year time charter contract for DHT Bauhinia, built 2007, with a global energy-based trading company. The time charter contract has a rate of $41,500 per day. DHT Bauhinia was delivered into the time charter contract at the end of May 2025.

●
In June 2025, the Company entered into an agreement to acquire a VLCC built in 2018 at Hyundai Heavy Industries, for $107 million. The vessel is scheduled to deliver towards the end of the third quarter of 2025. The acquisition will be financed through the Company’s available liquidity and projected mortgage debt. The vessel was built to a high specification by its current owner and is fitted with an exhaust gas cleaning system. The acquisition will improve DHT’s age profile and further improve the DHT fleet’s efficiency metrics.

●
In the second quarter of 2025, the Company paid $38.4 million in installments under its newbuilding program. As of June 30, 2025, the Company has paid in total $154.1 million related to the installments under its newbuilding program.

●
For the second quarter of 2025, the Company declared a cash dividend of $0.24 per share of outstanding common stock, payable on August 25, 2025, to shareholders of record as of August 18, 2025. This marks the 62nd consecutive quarterly cash dividend and is in line with the Company’s capital allocation policy to pay out 100% of ordinary net income. The shares will trade ex-dividend from August 18, 2025.

OPERATIONAL HIGHLIGHTS:

	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	2024	2023
Operating days[5]	2,030.2	2,084.2	2,208.0	2,208.0	2,184.0	8,784.0	8,548.7
Scheduled off hire days	24.1	-	1.0	23.9	8.1	93.1	251.8
Unscheduled off hire[6]	0.0%	0.0%	0.1%	0.0%	2.8%*	1.1%	0.9%
Revenue days[7]	2,003.4	2,076.9	2,205.8	2,184.4	2,114.0	8,594.9	8,221.0
Spot exposure[6]	60.1%	70.6%	73.4%	74.5%	78.5%	76.4%	75.6%
VLCC time charter rate per day	$ 42,800	$ 42,700	$ 40,500	$ 38,800	$ 36,400	$38,900	$36,400
VLCC spot rate per day	$ 48,700	$ 36,300	$ 38,200	$ 43,700	$ 52,700	$47,200	$51,200
*In Q2 2024 one vessel underwent unscheduled repairs, accounting for the predominant part of the unscheduled off hire for the quarter.

The VLCC market improved significantly in the second quarter compared to the first quarter but trailed off towards the end of the period with disappointing bookings into the third quarter. We expect higher middle eastern OPEC volumes for seaborne exports from the end of the third quarter as domestic consumption for power generation should recede.

Refining margins were supportive during the second quarter, however limited arbitrage opportunities for West to East barrels from the USA did not support long haul trades. Chinese apparent oil demand slowed during the first months of the year whilst inventories built during this period, in particular through Iranian supplies. Brazil is reported to have committed additional supply volumes to Chinese refineries which will support the VLCC trade.

The lowering of the price cap on Russian barrels from September, renewed attention to transshipment and camouflaging of sanctioned oil in Malaysian waters, and Venezuelan crude possibly returning to the compliant market should be positive developments. Red Sea attacks have resumed, delaying resumption of Suez transits hence continuing to redirect shipments to the West around the African continent.

There is continuous demand to renew the shadow and sanctioned fleets, which should trigger retirements at the older end of these fleets. This development supports our steadfast view that the dynamics of our market are increasingly a favorable supply story, with a rapidly aging fleet well exceeding a benign orderbook of new ships.

Key constructive triggers in the near term could be a change to the West to East arbitrage for crude oil, impacts of enforcement and increasing levels of sanctions, and calming resolutions to trade and tariff negotiations.  Considering these prospective triggers and the supply construct in the light of a resilient world economy, positive Chinese GDP readings, and reasonable oil prices, we find it rational to maintain our positive outlook for our business.

As of June 30, 2025, DHT had a fleet of 22 VLCCs, with a total dwt of 6,841,209. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/

SUBSEQUENT EVENT HIGHLIGHTS:

●
In July 2025, the Company entered into a $308.4 million senior secured credit facility for the post-delivery financing of the Company’s four newbuildings. The vessels are currently under construction at Hyundai Samho Heavy Industries and Hanwha Ocean (formerly known as Daewoo Shipbuilding & Marine Engineering), in South Korea, and are scheduled for delivery during the first half of 2026. The facility is co-arranged by ING Bank and Nordea Bank Abp, with ING Bank as Coordinator, Facility Agent, Security Agent and ECA Agent. The facility bears interest at a rate equal to SOFR plus a weighted average margin of 1.32%. The maturity date of the facility in relation to each vessel is 12 years from the delivery date of each vessel with a 20-year repayment profile. Other terms and conditions are broadly in line with DHT’s current credit facilities.

OUTLOOK:

Estimated Q3 2025
Total term time charter days	805
Average term time charter rate ($/day)	$ 40,500
Total spot days for the quarter	1,150
Spot days booked to date	845
Average spot rate booked to date ($/day)	$ 38,500
Spot P&L break-even for the quarter	$ 20,000
* The month of July includes profit-sharing. The months of August and September assume only the base rate.

●
Thus far in the third quarter of 2025, 73% of the available VLCC spot days have been booked at an average rate of $38,500 per day on a discharge-to-discharge basis. 84% of the available VLCC days, combined spot and time charter days, have been booked at an average rate of $39,500 per day.

Footnotes:
1Shipping revenues net of voyage expenses.
2See reconciliation under “Reconciliation of non-gaap financial measures”
3Diluted shares include the dilutive effect of the restricted shares granted to management and members of the board of directors.
4Per common share.
5Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
6As % of total operating days in period.
7Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale.

SECOND QUARTER 2025 FINANCIALS

The Company reported shipping revenues for the second quarter of 2025 of $127.9 million compared to shipping revenues of $150.1 million in the second quarter of 2024. The decrease from the 2024 period to the 2025 period includes $14.3 million attributable to lower time charter equivalent rates and $7.8 million attributable to a decrease in total revenue days.

Other revenues for the second quarter of 2025 were $0.4 million compared to $1.2 million in the second quarter of 2024 and relate to technical management services provided. The decrease is due to a reduction in the fleet size for which the Company provides third-party technical management services.

The Company recorded a gain of $17.5 million in the second quarter of 2025 related to the sale of DHT Lotus. There was no gain on sale of vessel in the second quarter of 2024.

Voyage expenses for the second quarter of 2025 were $35.1 million, compared to voyage expenses of $46.4 million in the second quarter of 2024. The change was related to a decrease in bunker expenses of $10.6 million, a decrease in broker commission of $0.5 million and a decrease in port expenses of $0.4 million, partially offset by an increase in other voyage-related costs of $0.3. Voyage expenses will generally vary depending on the actual trading patterns during a quarter.

Vessel operating expenses for the second quarter of 2025 were $19.6 million compared to $20.4 million in the second quarter of 2024. The decrease was mainly related to a reduction in operating days due to less vessels in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $26.1 million for the second quarter of 2025, compared to $27.9 million in the second quarter of 2024. The decrease was due to a decrease in vessel depreciation of $1.2 million and a decrease in depreciation of drydocking and exhaust gas cleaning systems of $0.6 million, due to fewer vessels in the fleet.

General and administrative (“G&A”) expense for the second quarter of 2025 was $4.6 million, consisting of $3.4 million cash and $1.2 million non-cash charges, compared to $4.5 million in the second quarter of 2024, consisting of $3.5 million cash and $1.0 million non-cash charges. Non-cash G&A expense includes accrual for social security tax.

Net financial expenses for the second quarter of 2025 were $4.3 million compared to $7.5 million in the second quarter of 2024. The decrease was mainly due to decreased interest expense of $3.7 million, partially offset by a $0.1 million decrease in interest income, due to a decline in interest rates.

As a result of the foregoing, the Company had a net profit in the second quarter of 2025 of $56.0 million, or earnings of $0.35 per basic share and $0.35 per diluted share, compared to a net profit in the second quarter of 2024 of $44.5 million, or earnings of $0.27 per basic share and $0.27 per diluted share. The increase from the second quarter of 2024 to the second quarter of 2025 was mainly due to a $17.5 million gain on the sale of DHT Lotus, which contributed to an overall $8.2 million increase in operating income, along with a $3.2 million decrease in net financial expenses.

Net cash provided by operating activities for the second quarter of 2025 was $83.6 million compared to $82.9 million for the second quarter of 2024. The increase was due to a net profit of $56.0 million in the second quarter of 2025 compared to a net profit of $44.5 million in the second quarter of 2024, and a $7.7 million change in operating assets and liabilities, partially offset by a $18.6 million decrease in non-cash items included in net profit.

Net cash provided by investing activities was $11.1 million in the second quarter of 2025 and was mainly related to proceeds from the sale of DHT Lotus of $50.9 million, partially offset by $38.7 million related to investment in vessels under construction and $1.1 million related to investment in vessels. Net cash used in investing activities was $52.3 million in the second quarter of 2024, comprised of $51.5 million related to investment in vessels under construction and $0.8 million related to investment in vessels.

Net cash used in financing activities for the second quarter of 2025 was $92.7 million, comprised of $65.9 million related to prepayment of long-term debt, $25.5 million related to repayment of long-term debt in connection with refinancing, $24.1 million related to cash dividend paid, $14.0 million related to scheduled repayment of long-term debt, $11.4 million related to repayment of long-term debt in connection with sale of vessels, and $6.1 million related to acquisition of non-controlling interests, partially offset by $54.7 million related to issuance of long-term debt. Net cash used in financing activities for the second quarter of 2024 was $31.0 million, comprised of $46.8 million related to cash dividend paid, and $8.8 million related to scheduled repayment of long-term debt, partially offset by $25.0 million related to issuance of long-term debt.

As of June 30, 2025, the cash balance was $82.7 million, compared to $78.1 million as of December 31, 2024.

The Company monitors its covenant compliance on an ongoing basis. As of June 30, 2025, the Company was in compliance with its financial covenants.

As of June 30, 2025, the Company had 160,799,407 shares of common stock outstanding compared to 159,983,104 shares as of December 31, 2024.

The Company declared a cash dividend of $0.24 per common share for the second quarter of 2025 payable on August 25, 2025, for shareholders of record as of August 18, 2025.

FIRST HALF 2025 FINANCIALS

The Company reported shipping revenues for the first half of 2025 of $246.1 million compared to $295.9 million in the first half of 2024. The decrease from the 2024 period to the 2025 period includes $41.1 million attributable to lower time charter equivalent rates and $8.8 million attributable to a decrease in total revenue days.

Other revenues for the first half of 2025 were $0.8 million compared to $2.3 million in the first half of 2024 and relate to technical management services provided. The decrease is due to a reduction in the fleet size for which the Company provides third-party technical management services.

The Company recorded a gain of $37.3 million in the first half of 2025 related to the sale of DHT Scandinavia and DHT Lotus. There was no gain on sale of vessel in the first half of 2024.

Voyage expenses for the first half of 2025 were $74.0 million compared to voyage expenses of $85.9 million in the first half of 2024. The change was related to a decrease in bunker expenses of $11.9 million and a decrease in broker commission of $0.8 million, partially offset by an increase in other voyage related costs of $0.8 million. Voyage expenses will in general vary depending on the actual trading patterns during the period.

Vessel operating expenses for the first half of 2025 were $37.4 million compared to $39.6 million in the first half of 2024. The decrease was mainly related to a reduction in operating days due to less vessels in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $53.4 million for the first half of 2025, compared to $56.1 million in the first half of 2024. The decrease was due to a decrease in vessel depreciation of $1.2 million and a decrease in depreciation of drydocking and exhaust gas cleaning systems of $1.5 million, due to fewer vessels in the fleet.

G&A for the first half of 2025 was $10.1 million, consisting of $7.2 million cash and $2.9 million non-cash charge, compared to $9.2 million, consisting of $7.2 million cash and $2.0 million non-cash charge for the first half of 2024. The increase in non-cash G&A expense from the first half of 2024 to the first half of 2025 resulted from shares vested in the first quarter of 2025. Non-cash G&A expense includes accrual for social security tax.

Net financial expenses for the first half of 2025 were $9.0 million, compared to $15.6 million in the first half of 2024. The decrease was mainly due to decreased interest expense of $7.4 million, partially offset by a $0.4 million decrease in interest income, due to a decline in interest rates.

As a result of the foregoing, the Company had net income for the first half of 2025 of $100.1 million, or income of $0.62 per basic share and $0.62 per diluted share compared to net income of $91.6 million, or income of $0.57 per basic share and $0.57 per diluted share in the first half of 2024. The increase from the first half of 2024 to the first half of 2025 was mainly due to $37.3 million gain on the sale of DHT Scandinavia and DHT Lotus, which contributed to an overall $1.7 million increase in operating income, along with a $6.6 million decrease in net financial expenses.

Net cash provided by operating activities for the first half of 2025 was $142.8 million compared to $152.7 million for the first half of 2024. The decrease was due to a $38.5 million decrease in non-cash items included in net income, partially offset by a $20.1 million change in operating assets and liabilities and net income of $100.1 million in the first half of 2025 compared to net income of $91.6 million in the first half of 2024.

Net cash provided by investing activities for the first half of 2025 was $27.7 million and was mainly related to proceeds from the sales of DHT Scandinavia and DHT Lotus totaling $93.4 million, partially offset by $64.5 million related to investment in vessels under construction and $1.1 million related to investment in vessels. Net cash used in investing activities for the first half of 2024 was $56.1 million comprised of $51.5 million related to investment in vessels under construction and $4.6 million related to investment in vessels.

Net cash used in financing activities for the first half of 2025 was $166.2 million comprised of $108.3 million related to prepayment of long-term debt, $51.4 million related to cash dividends paid, $27.6 million related to scheduled repayment of long-term debt, $25.5 million related to repayment of long-term debt in connection with refinancing, $11.4 million related to repayment of long-term debt in connection with sale of vessels and $6.1 million related to acquisition of non-controlling interests, partially offset by $64.7 million related to issuance of long-term debt. Net cash used in financing activities for the first half of 2024 was $98.4 million, comprised of $82.3 million related to cash dividends paid, $74.0 million related to prepayment of long-term debt, and $16.5 million related to scheduled repayment of long-term debt, partially offset by $75.0 million related to issuance of long-term debt.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	2024	2023
Reconciliation of adjusted net revenue
Shipping revenues	127,950	118,165	130,768	141,125	150,066	567,835	556,075
Voyage expenses	(35,131)	(38,828)	(45,233)	(48,484)	(46,370)	(179,623)	(165,667)
Adjusted net revenues	92,819	79,337	85,535	92,641	103,696	388,212	390,408

Reconciliation of adjusted EBITDA
Profit/(loss) after tax	56,032	44,051	54,711	35,189	44,489	181,460	161,397
Income tax expense	29	84	194	79	129	608	649
Other financial (income)/expenses	885	447	445	719	470	2,088	1,984
Fair value (gain)/loss on derivative financial liabilities	-	-	-	-	-	-	504
Interest expense	4,186	5,106	6,384	7,318	7,921	30,399	33,061
Interest income	(820)	(793)	(857)	(1,035)	(935)	(3,918)	(4,485)
(Gain)/loss, sale of vessel	(17,459)	(19,795)	-	-	-	-	-
Reversal of previous impairment charges	-	-	(27,909)	-	-	(27,909)	-
Depreciation and amortization	26,139	27,270	27,621	28,135	27,878	111,884	108,902
Adjusted EBITDA	68,992	56,370	60,588	70,406	79,953	294,612	302,012

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	48,700	36,300	38,200	43,700	52,700	47,200	51,200
IFRS 15 impact on spot time charter equivalent per day**	(6,500)	1,200	200	(2,800)	(1,500)	(900)	300
Adjusted spot time charter equivalent per day	42,200	37,500	38,400	40,900	51,200	46,300	51,500

* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast, which will include a slide presentation, at 8:00 a.m. ET/14:00 CET on Thursday, August 7, 2025, to discuss the results for the quarter.

To access the conference call the participants are required to register using this link:
https://register-conf.media-server.com/register/BI25c08c63eed94a25b20066a2ae87871e

Upon registering, each participant will be provided with the dial-in info and a unique PIN to join the call as well as an e-mail confirmation with the details. Participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the “Call Me” feature from an immediate callback from the system. The call will come from a US number.

The webcast, which will include a slide presentation, will be available at the following link:
https://edge.media-server.com/mmc/p/gu5jw5qo and can also be accessed at http://www.dhtankers.com.

A recording of the audio and slides presented will be available until August 14, 2025, at 14:00 CET. The recording can be accessed through the following link: https://edge.media-server.com/mmc/p/gu5jw5qo

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit http://www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 20, 2025.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Note	June 30, 2025 (Unaudited)	December 31, 2024 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$82,660	78,143
Accounts receivable and accrued revenues	7	40,047	53,715
Capitalized voyage expenses		1,568	2,450
Prepaid expenses		4,326	7,200
Inventories		30,679	37,688
Asset held for sale	5	34,424	22,693
Total current assets		$193,703	201,889

Non-current assets
Vessels	5	$1,067,472	1,185,576
Vessels under construction	5	161,326	93,178
Other property, plant and equipment		6,549	4,589
Goodwill		1,356	1,356
Total non-current assets		$1,236,702	1,284,698

TOTAL ASSETS		$1,430,405	1,486,587

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$25,092	23,436
Current portion long-term debt	4	49,074	78,649
Other current liabilities		1,150	1,389
Deferred shipping revenues	8	7,963	6,139
Total current liabilities		$83,279	109,613

Non-current liabilities
Long-term debt	4	$253,731	330,775
Other non-current liabilities		4,457	3,497
Total non-current liabilities		$258,188	334,273

TOTAL LIABILITIES		$341,466	443,886

Equity
Common stock at par value	6	$1,608	1,600
Additional paid-in capital		1,223,719	1,217,651
Accumulated deficit		(139,326)	(186,321)
Translation differences		621	39
Other reserves		2,255	5,273
Total equity attributable to the Company		1,088,876	1,038,242
Non-controlling interest		63	4,459
Total equity		$1,088,938	1,042,701

TOTAL LIABILITIES AND EQUITY		$1,430,405	1,486,587

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands, except shares and per share amounts)

		Q2 2025	Q2 2024	1H 2025	1H 2024
	Note	Apr. 1 - Jun. 30, 2025	Apr. 1 - Jun. 30, 2024	Jan. 1 - Jun. 30, 2025	Jan. 1 - Jun. 30, 2024
Shipping revenues		$127,950	150,066	246,115	295,942

Other revenues		366	1,171	775	2,333

Total revenues	3	$128,316	151,236	246,890	298,274

Gain on sale of vessel		17,459	-	37,255	-

Operating expenses
Voyage expenses		(35,131)	(46,370)	(73,959)	(85,906)
Vessel operating expenses		(19,605)	(20,393)	(37,433)	(39,565)
Depreciation and amortization	5	(26,139)	(27,878)	(53,410)	(56,129)
General and administrative expenses		(4,587)	(4,521)	(10,135)	(9,185)
Total operating expenses		$(85,463)	(99,162)	(174,937)	(190,785)

Operating (loss)/ income		$60,312	52,074	109,207	107,490

Interest income		820	935	1,613	2,026
Interest expense		(4,186)	(7,921)	(9,293)	(16,696)
Other financial (expense)/income		(885)	(470)	(1,332)	(924)
Profit/(loss) before tax		$56,061	44,618	100,196	91,895

Income tax expense		(29)	(129)	(113)	(335)
Profit/(loss) after tax		$56,032	44,489	100,083	91,560
Attributable to owners of non-controlling interest		(67)	143	(138)	324
Attributable to the owners of parent		$56,099	44,346	100,221	91,236

Attributable to the owners of parent
Basic earnings/(loss) per share		0.35	0.27	0.62	0.57
Diluted earnings/(loss) per share		0.35	0.27	0.62	0.57

Weighted average number of shares (basic)		160,661,512	161,369,447	160,579,196	161,340,339
Weighted average number of shares (diluted)		160,725,972	161,486,503	160,639,103	161,442,609

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands)

		Q2 2025	Q2 2024	1H 2025	1H 2024
	Note	Apr. 1 - Jun. 30, 2025	Apr. 1 - Jun. 30, 2024	Jan. 1 - Jun. 30, 2025	Jan. 1 - Jun. 30, 2024
Profit/(loss) after tax		$56,032	44,489	100,083	91,560

Other comprehensive income/(loss):
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		464	(41)	605	(218)
Total		$464	(41)	605	(218)

Other comprehensive income/(loss)		$464	(41)	605	(218)

Total comprehensive income/(loss) for the period		$56,496	44,448	100,688	91,342

Attributable to owners of non-controlling interest		$47	121	41	229
Attributable to the owners of parent		$56,449	44,327	100,647	91,113

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q2 2025	Q2 2024	1H 2025	1H 2024
	Note	Apr. 1 - Jun. 30, 2025	Apr. 1 - Jun. 30, 2024	Jan. 1 - Jun. 30, 2025	Jan. 1 - Jun. 30, 2024
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) after tax		$56,032	44,489	100,083	91,560

Items included in net income not affecting cash flows		11,000	29,554	20,996	59,511
Depreciation and amortization	5	26,139	27,878	53,410	56,129
Amortization of deferred debt issuance cost		816	662	1,417	1,342
(Gain) / loss, sale of vessel		(17,459)	-	(37,255)	-
Compensation related to options and restricted stock		1,208	1,005	3,058	1,995
Net foreign exchange differences		296	9	366	44
Income adjusted for non-cash items		$67,032	74,043	121,080	151,071

Changes in operating assets and liabilities		16,545	8,814	21,709	1,653
Accounts receivable and accrued revenues		10,655	10,206	13,172	5,493
Capitalized voyage expenses		1,078	(1,373)	882	(3,502)
Prepaid expenses		1,001	(2,244)	2,874	3,663
Accounts payable and accrued expenses		995	(1,626)	(4,052)	167
Deferred shipping revenues		462	3,247	1,824	(1,147)
Inventories		2,354	625	7,009	(3,000)
Net cash provided by operating activities		$83,577	82,857	142,789	152,724

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(1,146)	(798)	(1,146)	(4,629)
Investment in vessels under construction		(38,714)	(51,454)	(64,523)	(51,498)
Proceeds from sale of vessel		50,942	-	93,431	-
Investment in other property, plant and equipment		(18)	(19)	(22)	(22)
Net cash provided by/(used in) investing activities		$11,064	(52,272)	27,739	(56,149)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(24,091)	(46,786)	(51,378)	(82,278)
Acquisition of non-controlling interests	6	(6,131)	-	(6,131)	-
Repayment principal element of lease liability		(351)	(340)	(705)	(679)
Issuance of long-term debt	4	54,663	25,000	64,663	75,000
Scheduled repayment of long-term debt		(14,008)	(8,838)	(27,562)	(16,463)
Prepayment of long-term debt	4	(65,875)	-	(108,275)	(74,000)
Repayment of long-term debt refinancing	4	(25,480)	-	(25,480)	-
Repayment of long-term debt, sale of vessels	4	(11,382)	-	(11,382)
Net cash used in financing activities		$(92,656)	(30,964)	(166,249)	(98,421)

Net (decrease)/increase in cash and cash equivalents		1,985	(378)	4,279	(1,846)
Net foreign exchange difference		165	(56)	238	(250)
Cash and cash equivalents at beginning of period		80,510	73,076	78,143	74,738
Cash and cash equivalents at end of period		$82,660	72,642	82,660	72,642

Specification of items included in operating activities:
Interest paid		6,149	8,269	11,981	15,886
Interest received		1,323	1,736	1,478	1,992

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands, except shares)

				Paid-in				Non-
				Additional	Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Amount	Capital	Deficit	Differences	Reserves	Interest	Equity
Balance at January 1, 2024		160,999,542	$1,610	$1,228,254	$(206,477)	$201	$3,566	$4,513	$1,031,667
Profit/(loss) after tax					91,236			324	91,560
Other comprehensive income/(loss)					-	(123)		(95)	(218)
Total comprehensive income/(loss)					91,236	(123)		229	91,342
Cash dividends declared and paid					(82,278)				(82,278)
Compensation related to options and restricted stock		464,945	5	2,578			(587)		1,995
Balance at June 30, 2024		161,464,487	$1,615	$1,230,832	$(197,519)	$78	$2,979	$4,742	$1,042,726

Balance at January 1, 2025		159,983,104	$1,600	$1,217,651	$(186,321)	$39	$5,273	$4,459	$1,042,701
Profit/(loss) after tax					100,221			(138)	100,083
Other comprehensive income/(loss)					-	426		179	605
Total comprehensive income/(loss)					100,221	426		41	100,688
Cash dividends declared and paid					(51,378)				(51,378)
Acquisition of non-controlling interests	6				(1,849)	156		(4,437)	(6,131)
Compensation related to options and restricted stock		816,303	8	6,068			(3,018)		3,058
Balance at June 30, 2025	6	160,799,407	$1,608	$1,223,719	$(139,326)	$621	$2,255	$63	$1,088,938

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2025

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on August 6, 2025, and authorized for issue on August 6, 2025.

Note 2 – General accounting principles

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2024. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a historical cost basis. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2024 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Note 3 – Segment reporting

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based on the nature and financial effects of the business activities in which it engages and the economic environment in which it operates. The consolidated operating results are regularly reviewed by the Company’s chief operating decision maker, the President & Chief Executive Officer, and the Company does not monitor performance by geographical areas.

The table below details the Company’s total revenues:

$ in thousands	Q2 2025	Q2 2024	1H 2025	1H 2024
Time charter revenues[1]	35,539	17,899	62,233	36,088
Voyage charter revenues[2]	92,411	132,167	183,882	259,853
Shipping revenues	127,950	150,066	246,115	295,942
Other revenues[3]	366	1,171	775	2,333
Total revenues	128,316	151,236	246,890	298,274
Revenues relating to IFRS 15	100,344	137,504	197,990	270,238

1The majority of time charter revenues are presented in accordance with IFRS 16 Leases, while the portion of time charter revenues related to technical management services, equaling $7,567 thousands in the second quarter of 2025, $4,166 thousands in the second quarter of 2024, $13,334 thousands in the first half of 2025 and $8,052 thousands in the first half of 2024, is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.
2Voyage charter revenues are related to revenue from spot charters and are presented in accordance with IFRS 15.
3Other revenues mainly relate to technical management services provided and are presented in accordance with IFRS 15.

As of June 30, 2025, the Company had 22 vessels in operation; 10 vessels were on time charters and 12 vessels operating in the spot market.

Information about major customers:
For the period from April 1, 2025, to June 30, 2025, five customers represented $29.3 million, $26.3 million, $18.9 million, $14.0 million, and $13.6 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $102.2 million, equal to 80 percent of the shipping revenues of $127.9 million for the period from April 1, 2025, to June 30, 2025.

For the period from January 1, 2025, to June 30, 2025, five customers represented $64.7 million, $55.1 million, $26.4 million, $26.1 million, and $20.9 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $193.1 million, equal to 78 percent of the shipping revenues of $246.1 million for the period from January 1, 2025, to June 30, 2025.

For the period from April 1, 2024, to June 30, 2024, five customers represented $34.7 million, $28.3 million, $18.4 million, $11.4 million, and $10.2 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $103.1 million, equal to 69 percent of the shipping revenues of $150.1 million for the period from April 1, 2024, to June 30, 2024.

For the period from January 1, 2024, to June 30, 2024, five customers represented $66.9 million, $39.5 million, $33.1 million, $20.1 million, and $16.6 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $176.2 million, equal to 60 percent of the shipping revenues of $295.9 million for the period from January 1, 2024, to June 30, 2024.

Note 4 – Interest bearing debt

As of June 30, 2025, DHT had interest bearing debt totaling $302.8 million.

Scheduled debt repayments

		Interest		Q3	Q4
$ in thousands		rate	Maturity	2025	2025	2026	2027	Thereafter	Total
Credit Agricole Credit Facility	SOFR +	2.05%	2028	625	625	2,500	2,500	25,000	31,250
ING Credit Facility [1]	SOFR +	1.90%	2029	6,250	6,250	25,000	25,000	113,750	176,250
ING Credit Facility	SOFR +	1.80%	2029	750	750	3,000	3,000	32,250	39,750
Nordea Credit Facility [2]	SOFR + CAS[3] +	1.90%	2027	4,411	4,411	17,644	3,699	-	30,165
Nordea Reducing Revolving Credit Facility [4]	SOFR +	1.75%	2031	710	710	2,840	2,840	22,900	30,000
Total				12,746	12,746	50,984	37,039	193,900	307,415
Unamortized upfront fees bank loans									(4,610)
Total interest bearing debt									302,805

1 $72.5 mill. undrawn as of June 30, 2025
2 $144.0 mill. undrawn as of June 30, 2025
3 3 months Credit Adjustment Spread (CAS) of 0.26%
4 The Nordea Reducing Revolving Credit Facility refinanced the Danish Ship Finance Credit Facility in the second quarter of 2025.

Credit Agricole Credit Facility
The credit facility is repayable in quarterly installments of $0.6 million with final payment of $22.5 million in addition to the last installment in December 2028.

Danish Ship Finance Credit Facility
The credit facility was fully repaid in June 2025 in connection with the refinancing of DHT Jaguar. The total amount repaid was $25.5 million.

ING Credit Facility
In January 2023, the Company entered into a new $405 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90% and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

In the first quarter of 2025, the Company prepaid $42.4 million under the revolving credit facility and drew down $10 million for corporate purposes. In the second quarter of 2025, the Company prepaid $25.0 million under the revolving credit facility and drew down $10 million and $15 million, respectively, for corporate purposes.

In September 2023, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, one wholly owned special-purpose vessel-owning subsidiary as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029.

Nordea Credit Facility
The credit facility is repayable in quarterly installments of $4.4 million, with a final installment of $3.7 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted “accordion” of $250 million. In June 2023, the Company entered into an amended and restatement agreement to address the cessation of LIBOR. The credit facility bears interest at a rate equal to SOFR plus CAS, plus a margin of 1.90%. In the fourth quarter of 2023, the Company voluntarily prepaid $23.7 million under the Nordea Credit Facility, covering all scheduled installments for 2024. In the second quarter of 2025, the Company prepaid $40.9 million under the revolving credit facility. Additionally, the Company repaid outstanding debt totaling $11.4 million related to DHT Lotus and DHT Peony in connection with their sale.

Nordea Reducing Revolving Credit Facility
In April 2025, the Company entered into a $30 million reducing revolving credit facility agreement with Nordea as lender, DHT Jaguar Limited as borrower and DHT Holdings, Inc., as guarantor. The credit facility is repayable or reduced in quarterly installments of $0.7 million with a final payment of $13.7 million in April 2031. The credit facility bears an interest rate equal to SOFR plus a margin of 1.75%.

Covenant compliance
The Company's financial covenants as of June 30, 2025, are summarized as follows:

	Credit Agricole	ING	Nordea	Nordea Reducing Revolving
	Credit Facility	Credit Facility	Credit Facility	Credit Facility
Security	1 VLCC	11 VLCCs	8 VLCCs	1 VLCC
Charter free market value of vessels that secure facility must be no less than	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.

*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company's vessels (as determined quarterly by a broker approved by the financial institution)

As of June 30, 2025, the Company was in compliance with its financial covenants.

Note 5 – Vessels

The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. For the quarter ended June 30, 2025, the Company performed an assessment using both internal and external sources of information and concluded that there were no indicators of impairment.

Vessels

Cost of Vessels
$ in thousands
At January 1, 2025	1,982,741
Additions	2,303
Transferred to asset held for sale	(65,893)
Retirement [1]	(66,456)
At June 30, 2025	1,852,695

Depreciation and amortization
$ in thousands
At January 1, 2025	797,165
Depreciation and amortization [2]	52,523
Transferred to asset held for sale	(31,469)
Retirement [1]	(32,996)
At June 30, 2025	785,223

Carrying Amount
$ in thousands
At January 1, 2025	1,185,576
At June 30, 2025	1,067,472
1 Relates to the sale of DHT Lotus and completed depreciation of drydocking for DHT Jaguar.
2 Relates solely to depreciation of vessels, drydocking, and EGCS. Depreciation of office leases and other property, plant and equipment represent an additional $887 thousand, which combined with the depreciation of vessels, drydocking, and EGCS comprises $53,410 thousand in depreciation and amortization.

Vessels under construction
The Company has entered into agreements to build four large VLCCs, fitted with exhaust gas cleaning systems, expected to be delivered between January and June 2026. Two will be constructed at each Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) and Hanwha Ocean Co., Ltd. (“Hanwha”) in South Korea. The average price for the four ships is $130 million, adjusted for change orders. As of June 30, 2025, the Company has paid $154.1 million related to the installments under its newbuilding program. In addition, the Company has capitalized $6.5 million as borrowing costs in connection with the financing of the vessels under construction, at an average interest rate of 6.7% p.a., and $0.7 million related to other directly attributable expenses.

Cost of vessels under construction
$ in thousands
At January 1, 2025	93,178
Additions	68,148
At June 30, 2025	161,326

The following table represents future expected payments related to the vessels under construction as of June 30, 2025:

Vessels under construction
$ in thousands
Within the next 12 months	365,667
At June 30, 2025*	365,667
*These are estimates only and are subject to change as construction progresses.

Asset held for sale
In April 2025, the Company agreed to the sale of DHT Peony for a price of $52.0 million. DHT Peony was delivered to its new owner on July 30, 2025. The vessel was presented as an asset held for sale as of June 30, 2025, and had a carrying value of $34.4 million on that date. The vessel had no outstanding debt as of June 30, 2025, and the Company expects to book a gain of about $15.5 million in the third quarter of 2025 related to the sale.

Note 6 – Stockholders’ equity, dividend payments and stock compensation expenses

Common stock
Issued at June 30, 2025	160,799,407
Numbers of shares authorized for issue
at June 30, 2025	250,000,000
Par value	$ 0.01

Common stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Acquisition of non-controlling interests
In April 2025, the Company acquired an additional 46.8% ownership of Goodwood Ship Management Pte. Ltd., a privately owned ship management company incorporated under the laws of the Republic of Singapore, for a purchase price of $6.1 million in cash. Following the acquisition, Goodwood Ship Management Pte. Ltd. is 100% owned by DHT Holdings, Inc. The carrying value of the non-controlling interest of Goodwood Ship Management Pte Ltd was $4.4 million, and the difference recognized in equity attributable to owners of the Company comprised of an increase in accumulated deficit of $1.8 million and an increase in the translation differences of $0.2 million.

Stock repurchases
No stock repurchases were made in the first half of 2025.

In 2024, the Company purchased 1,481,383 of its own shares in the open market for an aggregate consideration of $13.2 million, at an average price of $8.89 per share. All shares were retired upon receipt.

Dividend payments
Dividend payment made year-to-date as of June 30, 2025:

Payment date	Total Payment	Per common share
$ in thousands, except per share amounts
May 28, 2025	$ 24,091	$ 0.15
February 25, 2025	$ 27,286	$ 0.17
Total payments made year-to-date as of June 30, 2025	$ 51,378	$ 0.32

Dividend payments made during 2024:

Payment date	Total Payment	Per common share
$ in thousands, except per share amounts
November 29, 2024	$ 35,522	$ 0.22
August 30, 2024	$ 43,595	$ 0.27
May 31, 2024	$ 46,786	$ 0.29
February 28, 2024	$ 35,492	$ 0.22
Total payments made during 2024	$ 161,396	$ 1.00

Note 7 – Accounts receivable and accrued revenues

As of June 30, 2025, $40.0 million, consisting mainly of accounts receivable with no material amounts overdue, was recognized as accounts receivable and accrued revenues in the interim condensed consolidated statement of financial position, compared to $53.7 million as of December 31, 2024.

Note 8 – Deferred shipping revenues

Deferred shipping revenues relate to charter hire payments paid in advance. As of June 30, 2025, $8.0 million was recognized as deferred shipping revenues in the interim condensed consolidated statement of financial position, compared to $6.1 million as of December 31, 2024.

Note 9 - Financial risk management, objectives, and policies

Note 9 of the consolidated financial statements included in the 2024 Annual Report on Form 20-F provides details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On August 6, 2025, the Board approved a dividend of $0.24 per common share related to the second quarter of 2025 to be paid on August 25, 2025, for shareholders of record as of August 18, 2025.

In June 2025, the Company entered into an agreement to acquire a VLCC built in 2018 at Hyundai Heavy Industries, for $107 million. The deposit for the vessel was paid in July 2025, and delivery is expected towards the end of the third quarter of 2025.

In April 2025, the Company entered into an agreement to sell DHT Peony and the vessel was delivered to its new owners on July 30, 2025. The Company expects to record a gain of $15.5 million in the third quarter of 2025.

In July 2025, the Company entered into a $308.4 million senior secured credit facility for the post-delivery financing of the Company’s four newbuildings. The vessels are currently under construction at Hyundai Samho Heavy Industries and Hanwha Ocean (formerly known as Daewoo Shipbuilding & Marine Engineering), in South Korea, and are scheduled for delivery during the first half of 2026. The facility is co-arranged by ING Bank and Nordea Bank Abp, with ING Bank as Coordinator, Facility Agent, Security Agent and ECA Agent. The facility bears interest at a rate equal to SOFR plus a weighted average margin of 1.32%. The maturity date of the facility in relation to each vessel is 12 years from the delivery date of each vessel with a 20-year repayment profile. Other terms and conditions are broadly in line with DHT’s current credit facilities.